August 26, 2025

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
3300 Nacogdoches Road
Suite 216
San Antonio, TX 78217

        Re: bioAffinity Technologies, Inc.
            Draft Registration Statement on Form S-1
            Submitted August 22, 2025
            CIK No. 0001712762
Dear Maria Zannes:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Richard Friedman, Esq.